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                     October 10, 2023

       Felicia R. Hendrix
       Executive Vice President and Chief Financial Officer
       PENN Entertainment, Inc.
       825 Berkshire Blvd., Suite 200
       Wyomissing, PA 19610

                                                        Re: PENN Entertainment,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 000-24206

       Dear Felicia R. Hendrix:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction